VIA EDGAR

September 29, 2025

Kalkidan Ezra, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust
File Nos. 333-132380 and 811-21864

Dear Ms. Ezra,

This response is provided on behalf of WisdomTree Trust (the “Registrant”) with respect to Staff comments received orally on August 27, 2025, regarding the Registrant’s Post-Effective Amendment No. 951 (“PEA 951”), which was filed with the U.S. Securities and Exchange Commission on July 17, 2025, for the purpose of registering shares of the WisdomTree Quantum Computing Fund (the “Fund”). The Staff’s comments and the Registrant’s responses are set forth below. Capitalized terms used, but not defined, herein have the same meaning given to them in PEA 951.

General Comments and Responses

1.	Comment: Please provide your responses to the Staff’s comments and an accompanying redlined Prospectus and Statement of Additional Information (“SAI”) no later than five business days before the effective date of the Fund’s registration statement.

Response: The Registrant confirms that this correspondence and accompanying redlined Prospectus and SAI will be provided to the Staff five business days before the effective date of the Fund’s registration statement.

2.	Comment: The Staff requests that the Registrant update all material or otherwise missing, incomplete or omitted information in the Fund’s Prospectus and SAI.

Response: The Registrant confirms that all missing information will be included in the Fund’s effective registration statement.

Prospectus Comments and Responses

3.	Comment: Please provide, via correspondence, the Fund’s completed fee table and expense example.

Response: The Fund’s completed fee table and expense example are set forth in Appendix A hereto.

WisdomTree Asset Management, Inc. 250 West 34th Street, 3rd Floor, New York, NY 10119 | 212-801-2080 Tel

4.	Comment: Please disclose the approximate number of constituents in the WisdomTree Classiq Quantum Computing Index.

Response: The Registrant anticipates that there will be at least 25 constituents in the Index, and has revised the disclosure under the “Index Description” section of the Fund’s SAI accordingly.

5.	Comment: Please disclose the Index’s rules for including issuers. Specifically, please clarify whether issuers have to derive a particular portion of revenue or dedicate a portion of their assets to one of the activities listed.

Response: The Index eligibility criteria or rules for including issuers are detailed in paragraphs four through seven of the “Principal Investment Strategies of the Fund” section of the Prospectus. Therefore, the Registrant does not believe any additional disclosure is necessary. As noted in paragraphs six and seven, to the extent such information is publicly available, a company’s revenue from Quantum Computing Activities may be considered when assessing the extent of the company’s involvement in Quantum Computing Activities and when assigning the company a Relevancy Score and Purity Classification. The Index methodology does not include a revenue-related eligibility criterion and does not require issuers to derive a particular portion of revenue from or dedicate a portion of their assets to one of the Quantum Computing Activities.

6.	Comment: Please clarify what “quantum-as-a-service” means in plain English.

Response: The Registrant has revised the fifth paragraph of the “Principal Investment Strategies of the Fund” section of the Prospectus as shown below (new language appears in bold).

Companies selected for inclusion in the Index must be a provider of at least one of the following services or technologies (collectively, “Quantum Computing Activities”): (i) quantum chips and qubit technology; (ii) quantum software and algorithms; (iii) quantum annealing and simulation; (iv) quantum-as-a-service (i.e., cloud-based platforms that provide users with a variety of quantum computing resources, including hardware, software, and development tools); (v) post-quantum cryptography; (vi) quantum networking and communications; (vii) advanced computing; and (viii) tools and infrastructure as well as semiconductors, materials and components to companies involved in the development of quantum computing technologies.

7.	Comment: Please disclose the Index rules that govern the Relevancy Score and Purity Classification rankings. For example, what percentage of revenues are expected to be derived from Quantum Computing Activities and what is the criteria used for assigning the score? Additionally, please note how often the Relevancy Scores and Purity Classifications for each company are reviewed and/or updated.

Response: The Registrant has revised the seventh paragraph of the “Principal Investment Strategies of the Fund” section of the Prospectus as shown below (new language appears in bold and removed language is stricken).

Each company that meets the eligibility criteria is assigned a Relevancy Score and Purity Classification based on the nature and significance of its Quantum Computing Activities, and, when available in company disclosures, revenue derived from those activities. The Relevancy Score is set at 3, 2, or 1, reflecting high, medium, or low relevancy of the company’s involvement in Quantum Computing Activities and significance of those activities for the progress of quantum computing. The Purity Classification is specified as ‘Pure’ or ‘Diversified’, depending on the business focus (i.e., companies solely engaged in Quantum Computing Activities are classified as “Pure” while companies engaged in multiple lines of business with one involving Quantum Computing Activities are classified as “Diversified”) and, when available in company disclosures, ~~concentration of~~ revenue derived from Quantum Computing Activities. Companies with a Relevancy Score of 3 and which are classified as ‘Pure’ are allocated a greater weight, while those companies with a Relevancy Score of 1 and classified as ‘Diversified’ are allocated a reduced weight. A company’s Relevancy Score and Purity Classification are reviewed and, if necessary, updated in connection with the quarterly rebalance and reconstitution of the Index. At each rebalance, the maximum weight of any security in the Index is capped at 15%.

WisdomTree Asset Management, Inc. 250 West 34th Street, 3rd Floor, New York, NY 10119 | 212-801-2080 Tel

8.	Comment: Please supplementally confirm the number of sectors to which the Fund expects to have significant exposure.

Response: Upon launch, the Fund expects to have significant exposure (e.g., approximately 15% or more of the Fund’s holdings) to the Information Technology Sector.

9.	Comment: Please supplementally disclose which countries, if any, the Fund expects to have significant exposure to, and the related risks.

Response: Upon launch, the Fund expects to have significant exposure (e.g., approximately 15% or more of the Fund’s holdings) to the United States. The Registrant confirms that United States-specific risk will be included in the Fund’s effective registration statement.

10.	Comment: Please identify the Fund’s sub-adviser under the heading “Management – Sub-Adviser.”

Response: The Registrant confirms that the Fund’s sub-adviser will be identified under the heading “Management – Sub-Adviser” in the Fund’s effective registration statement.

If you have any questions regarding this correspondence, please do not hesitate to contact me at (917) 267-3855.

Sincerely,

/s/ Joanne Antico
Joanne Antico, Esq.
Chief Legal Officer and Secretary, WisdomTree Trust

cc:	Angela Borreggine, Esq. (WisdomTree Trust)
Laura E. Flores, Esq. (Morgan, Lewis & Bockius LLP)

WisdomTree Asset Management, Inc. 250 West 34th Street, 3rd Floor, New York, NY 10119 | 212-801-2080 Tel

Appendix A

Fees and Expenses of the Fund

The following table describes the fees and expenses you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below. The fees are expressed as a percentage of the Fund’s average net assets.

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.45%
Distribution and/or Service (12b-1) Fees	None
Other Expenses	0.00%[1]
Total Annual Fund Operating Expenses	0.45%

1 Other Expenses are based on estimated amounts for the current fiscal year.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes you invest $10,000 in the Fund for the time periods indicated and then redeem or hold all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1 Year	3 Years
$46	$144

WisdomTree Asset Management, Inc. 250 West 34th Street, 3rd Floor, New York, NY 10119 | 212-801-2080 Tel